SPARTA                                     The Source for Powersports Financing
COMMERCIAL SERVICES                                    www.spartacommercial.com



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To:     Margaret Fitzgerald, Div. of Corp. Fin.    From:     A.L. Havens
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Fax:    202-772-9208                               Phone:    212-239-2666
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Phone:  202-551-3556                               Fax:      212-239-2822
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Re:     Comment Letter for Sparta Commercial       Date:     December 19, 2005
        Services, Inc. Form 10-KSB filed 07/25/05
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                                                   Pages:    3, including cover
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[ ]Urgent  [ ]For Review  [ ]Please Comment  [ ]Please Reply  [ ]Please Recycle

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MESSAGE:

Dear Ms. Fitzgerald,

Pursuant to our conversation, please find attached the documents you requested.

Regards,  /s/ A. L. Havens








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

EX-10.8 2 v022267_ex10-8.htm                                         Page 1 of 2


                                                                    EXHIBIT 10.8

                               OPTION TO PURCHASE

     This Option to Purchase is made as of 2 November2, 2004 between American Motorcycle Leasing Corp., a Nevada corporation ("Optionor") with an address at 240 West 35th Street, Suite 402, New York, New York 10001, and Sparta Commercial Services LLC, a Delaware limited liability company ("Optionee") with an address at P.O. Box 60, New York, New York 10156.

                                    RECITALS:

1. Optionor is the owner of a certain portfolio of equipment leases for motorcycles (the "Portfolio"). The Portfolio is secured by a first priority security interest in favor of Citibank, N.A. or its assigns.

2. Optionee wishes to purchase from Optionor from time to time portions of the Portfolio in such amounts and for such consideration as the parties hereto may agree from time to time.

3. In order to induce Optionor to agree to refrain from disposing of the Portfolio, Optionee desires to purchase an option (the "Option") to purchase some or all of the Portfolio.

Now, therefore, in consideration of the foregoing and intending to be legally bound, the parties hereto agree as follows:

1. Purchase of Option. Upon execution of this Agreement, Optionee shall purchase
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the Option from Optionor for the sum of $250,000, payable by wire transfer or certified or bank check.

2. Terms of the Option. The Option shall have a term of two (2) years from the
   --------------------
date hereof and may be exercised from time to time during such term, in whole or in part, upon written notice from Optionee to Optionor of Optionee's intent to exercise the Option. Such notice shall set forth the specific assets within the Portfolio Optionee wishes to purchase, the date by which Optionee wishes to acquire title to such assets and the aggregate purchase price therefore. The purchase prices for the assets constituting the Portfolio are set forth on Schedule A hereto. Payment by the Optionee of the aggregate purchase price for any partial exercise, if any, shall be made on or before the date set forth by Optionee for the acquisition of

3. Prior Approvals. Optionee understands that the Portfolio represents all or
   ----------------
substantially all of the assets of Optionor and that disposition of the Portfolio may require the approval of Optionor's stockholders. Optionee understands and agrees that should Optionor receive advice of counsel that one or more exercises of the Option shall require such approval, such approval shall be obtained before consummation of such exercise.

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

                                                                     Page 2 of 2


4. No Assignment. The granting of the Option is personal to Optionee and may not
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be assigned or encumbered by Optionee. Any attempt to assign or encumber the
Option or this Agreement shall terminate the Option and this Agreement. The stipulations herein shall bind and inure to the benefit of the parties hereto.

5. Entire Agreement. This Agreement the Schedule attached thereto constitute the
   -----------------
entire agreement between the parties with respect to the subject matter hereof and may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

6. Binding Effect. This Agreement shall not be binding or effective until
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properly executed and delivered by Optionor and Optionee and shall not be a written memorandum or offer subject to acceptance or any other evidence of an option or contract for the sale of real property for any such purpose unless so executed and delivered.

     IN WITNESS WHEREOF, Optionor and Optionee have executed this Agreement as of the date first above written.


                                 AMERICAN MOTORCYCLE LEASING CORP.

                                 By: /s/ Anthony W Adler CFO
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                                 SPARTA COMMERCIAL SERVICES LLC

                                 By: /s/ A. L. Havens
                                    -----------------------------------



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